[redacted]

02022537 NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB

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SEC FILE NUMBER
8- 52991

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thinkorswim, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3304 N. Lincoln
(No. and Street)

Chicago, IL 60657
(City) (State) (Zip Code)

RECD S.E.C.
FEB 28 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Roberts 773-435-3210
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gleeson Sklar Sawyers + Cumpata LLP
(Name — if individual, state last, first, middle name)

2400 Big Timber Rd., Ste. 200 Elgin, IL 60123
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____, as of

____________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

thinkorswim, Inc.

(A Development Stage Company)

ANNUAL REPORT
DECEMBER 31, 2001

thinkorswim, Inc.
(A Development Stage Company)
Annual Financial Statements
December 31, 2001

Table of Contents

	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statements of Operations	3
Statement of Changes in Stockholders' Equity	4
Statements of Cash Flows	5 - 6
Notes to Financial Statements	7-11
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control	13-14

GLEESON
SKLAR
SAWYERS
CUMPATA LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
thinkorswim, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of **thinkorswim, Inc.** (a development stage company) as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and for the period of inception (September 13, 1999) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **thinkorswim, Inc.** as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, and from the period of inception (September 13, 1999) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gleeson, Sklar, Sawyers & Cumpata LLP

Gleeson, Sklar, Sawyers & Cumpata LLP
Elgin, Illinois
February 6, 2002

thinkorswim, Inc.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2001

ASSETS

Current assets	
Cash	$ 2,152,931
Due from correspondent brokers	250,658
Receivables from broker-dealers and clearing organizations	17,912
Marketable securities owned, at market value	16,200
Total current assets	**2,437,701**
Furniture, fixtures, and equipment, net	**365,619**
Other assets	
Web site development, net	1,012,968
Software, net	37,891
Note receivable	139,992
Other receivables	1,500
Total other assets	**1,192,351**
Total assets	**$ 3,995,671**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable	$ 125,977
Accrued payroll	44,768
Securities sold, not yet purchased, at market value	24,455
Total current liabilities	**195,200**
Stockholders' equity, including deficit accumulated during the development stage of $2,209,528	**3,800,471**
Total liabilities and stockholders' equity	**$ 3,995,671**

See accompanying notes to financial statements

thinkorswim, Inc.
(A Development Stage Company)
Statements of Operations
For the Year Ended December 31, 2001 and
For the Period of Inception (September 13, 1999)
Through December 31, 2001

	Year Ended December 31, 2001	For the Period of Inception (September 13, 1999) through December 31, 2001
Revenues:		
Commissions	$ 38,479	$ 38,479
Trading losses	(501)	(501)
Interest and dividends	120,067	214,730
Total revenues	**158,045**	**252,708**
Expenses:		
Employee compensation and benefits	1,081,626	1,591,918
Floor brokerage, exchange, and clearance fees	53,037	56,927
Communications and data processing	80,081	94,117
Occupancy	284,684	344,981
Other expenses	193,621	374,293
Total expenses	1,693,049	2,462,236
Net loss	$ (1,535,004)	$ (2,209,528)

See accompanying notes to financial statements

For

	Capi		
	Preferred $0.001 par value 400,000 Shares Authorized		
	# of Shares Issued and Outstanding	Retained Earnings ıccumulated Deficit)	Stockholders' Equity
Balance at inception (September 13, 1999)	---	---	$ ---
Issuance of preferred stock - August 1, 2000	400,000	---	5,000,000
Issuance of common stock - August 1, 2000	---	---	10,000
Net loss for the initial period ended December 31, 2000	---	(674,524)	(674,524)
Balance at December 31, 2000	**400,000**	**(674,524)**	**4,335,476**
Redemption and retirement of preferred stock - August 15, 2001	(400,000)	---	(1)
Re-issuance of preferred stock - August 15, 2001	61,521	---	1,000,000
Net loss for the year ended December 31, 2001	---	(1,535,004)	(1,535,004)
Balance at December 31, 2001	61,521	(2,209,528)	$ 3,800,471

thinkorswim, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2001 and
For the Period of Inception (September 13, 1999)
Through December 31, 2001

	Year Ended December 31, 2001	For the Period of Inception (September 13, 1999) through December 31, 2001
Cash flows from operating activities:		
Net loss	$ (1,535,004)	$ (2,209,528)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation and amortization	181,890	217,122
Rent abatement applied to note receivable	76,010	76,010
Decrease (increase) in operating assets:		
Receivable from correspondent brokers, broker-dealers, and clearing organizations	(268,570)	(268,570)
Securities owned, net	(16,200)	(16,200)
Other receivables	(1,500)	(1,500)
Deposits	24,663	---
Increase (decrease) in operating liabilities:		
Accounts payable	(235,102)	125,977
Accrued expenses	(56,380)	44,768
Securities sold under agreements to repurchase	24,455	24,455
Net cash used in operating activities	**(1,805,738)**	**(2,007,466)**
Cash flows from investing activities:		
Issuance of note receivable	(16,235)	(216,002)
Purchase of furniture, fixtures, and equipment	(276,286)	(523,999)
Development of web site	(370,185)	(1,029,351)
Purchase of software	---	(80,250)
Net cash used in financing activities	**(662,706)**	**(1,849,602)**
Cash flows from financing activities:		
Redemption of preferred stock	(1)	(1)
Proceeds from issuance of preferred stock	1,000,000	6,000,000
Proceeds from issuance of common stock	---	10,000
Net cash provided by financing activities	**999,999**	**6,009,999**
Net increase (decrease) in cash	**(1,468,445)**	**2,152,931**
Cash, beginning of period	3,621,376	---
Cash, end of period	**$ 2,152,931**	**$ 2,152,931**

See accompanying notes to finanical statements

thinkorswim, Inc.
(A Development Stage Company)
Statements of Cash Flows - Continued
For the Year Ended December 31, 2001 and
For the Period of Inception (September 13, 1999)
Through December 31, 2001

	Year Ended December 31, 2001	For the Period of Inception (September 13, 1999) through December 31, 2001
Supplemental Disclosures		
Non-cash investing activities:		
Rent abatement applied to note receivable	$ 76,010	$ 76,010
Application of deposit to purchase of furniture, fixtures, and equipment	$ 24,455	$ 24,455

See accompanying notes to financial statements

thinkorswim, Inc.
(A Development Stage Company)
Notes To Financial Statements
December 31, 2001

Note 1 - NATURE OF BUSINESS

thinkorswim, Inc. (the "Company") has been in the development stage since its formation on September 13, 1999 as thinkorswim.com, LLC. On July 31, 2000 the Company converted into a corporation. The Company changed its name to thinkorswim, Inc. on October 25, 2000 and began operations in October of 2001. As of December 31, 2001 the Company has not earned significant revenue from operations, therefore the Company is classified as a development stage company.

The Company is a broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD") operating as a direct, dedicated internet-based introducing broker for the trading of options and other hedging instruments.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Securities transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal source of temporary differences is the capitalization of costs for tax purposes while they are expensed for book purposes and net operating loss carryforwards for federal and state income tax purposes.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Software
Software is stated at cost and is being amortized using the straight-line method over a three-year useful life. Amortization charged to income was $35,671 in 2001 and $42,359 since inception.

Furniture, fixtures, and equipment
Furniture, fixtures, and equipment are stated at cost. Depreciation is computed using an accelerated method for both financial reporting and income tax purposes for furniture and equipment. Leasehold improvements are being depreciated using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Financial instruments
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Concentrations of credit risk
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

The Company maintain cash deposits at banks located in the Midwest. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times throughout the year, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and management does not believe the Company is exposed to any significant credit risk related to cash.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

thinkorswim, Inc.
(A Development Stage Company)
Notes To Financial Statements
December 31, 2001

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Web site development
Web site development costs are being amortized using the straight-line method over a three-year useful life.

Advertising costs
The Company expenses advertising costs as incurred. During 2001 $9,563 was expensed.

Note 3 - RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2001, consisted of fees and commissions receivable.

Note 4 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consisted of trading and investment securities at market values, as follows at December 31, 2001:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 13,250	$ 19,455
Options and warrants	2,950	5,000
Total	$ 16,200	$ 24,455

Note 5 - FURNITURE, FIXTURES, AND EQUIPMENT

Furniture, fixtures, and equipment consisted of the following at December 31, 2001:

Leasehold improvements	$ 177,743
Furniture and equipment	346,256
	523,999
Less accumulated depreciation	158,380
Total, net	$ 365,619

Depreciation charged to income was $129,836 in 2001 and $158,380 since inception.

Note 6 - WEB SITE DEVELOPMENT EXPENDITURES

The Company has engaged various vendors to develop internal software related to the web site. Costs related to the contract are capitalized. As of December 31, 2001, the Company has capitalized $1,029,352 of website development costs. The web site was placed in service during 2001 and amortization charged to income was $16,383 and $16,383 since inception.

Note 7 - INCOME TAXES

The benefit for income taxes consisted of the following at December 31, 2001:

Deferred:		
Federal	$	716,200
State		153,700
Total deferred		869,900
Less valuation allowance		869,900
Income tax	$	---

Due to the uncertainty regarding the levels of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which may not be realized.

Note 8 - LEASES

The Company leases computer equipment and office space under operating leases expiring in 2003 and 2006, respectively. Total rent expense under operating leases for 2001 was $93,654 and $118,729 since inception. Under the office space agreement, the Company established a line of credit to the lessor for a build out of the office space. The Company agreed to receive an abatement of their lease payments for the office space until the note, including interest at 10%, is paid off. During 2001, the lessor drew an additional $16,235 on the line of credit and the Company applied $76,010 of the note to lease payments. Included in income is $14,740 for interest accrued from the line of credit.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of 1 year of December 31, 2001, for each of the next 5 years and in the aggregate are:

2002	$	101,904
2003		103,147
2004		105,757
2005		109,455
2006		9,147
Total minimum future rental payments	$	429,410

Note 9 - RELATED-PARTY TRANSACTIONS

The Company collected $25,506 in investment income on behalf of an affiliate, of which the entire balance was due to the affiliate as of December 31, 2001.

Note 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum "adjusted net capital." At December 31, 2001, the Company had adjusted net capital of $2,329,184, which was $2,229,184 in excess of its required net capital of $100,000.

thinkorswim, Inc.
(A Development Stage Company)
Notes To Financial Statements
December 31, 2001

Note 11 – STOCK OPTION PLANS

The Company has stock option plans under which employees and non-employees may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. Options generally vest in thirds, 1/3 at issuance and the remaining 2/3 1 and 2 years from the date of issuance respectively. The options expire 10 years from the date of grant.

Summarized information relative to the Company's stock option plans is as follows:

	Number of Options	Average Market Value
Outstanding, beginning of year	---	$ ---
Granted – October	115,766	$ 5.00
Outstanding, end of year	115,766	$ 5.00
Vested, end of year	37,725	

Note 12 – CONVERTIBLE PREFERRED STOCK

Holders of the convertible preferred stock have voting rights equal to the common shares and the shares are convertible at the option of the holder at any time into shares of common stock of the Company. The shares also have liquidation preference at $25 a share.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

thinkorswim, Inc.
(A Development Stage Company)
Schedule I - Computation of Net Capital Under Rule 15c3-1
of The Securities and Exchange Commission
As of December 31, 2001

Net capital	
Total stockholders' equity qualified for net capital	$ 3,800,471
Add:	
Adjustment for option positions	2,260
Total capital and allowable subordinated borrowings	3,802,731
Deductions and/or charges:	
Nonallowable assets:	
Furniture, fixtures and equipment, net	365,619
Web site development, net	1,012,968
Software, net	37,891
Note receivable	1,500
Total nonallowable assets from Statement of financial condition	1,417,978
Net capital before haircuts on securities positions (tentative net capital)	**2,384,753**
Haircuts on securities	
Debt securities	37,764
Options	12,899
Other securities	4,906
Total haircuts on securities	55,569
Net capital	**$ 2,329,184**
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 125,977
Accrued expenses	44,768
Total aggregate indebtedness	**$ 170,745**
Computation of basic net capital requirement	
Minimum net capital required	**$ 100,000**
Excess net capital	**$ 2,229,184**

See independent auditors' report

GLEESON
SKLAR
SAWYERS
CUMPATA LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
thinkorswim, Inc.
Chicago, Illinois

In planning and performing our audit of the consolidated financial statements and supplemental schedules of **thinkorswim, Inc.** (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

225 West Washington Street, Suite 400 Chicago, Illinois 60606 T 312-899-4460 F 312-726-3262
2400 Big Timber Road, Suite 200 Elgin, Illinois 60123 T 847-697-6161 F 847-697-6176 www.gsscllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gleeson, Sklar, Sawyers & Cumpata LLP
Elgin, Illinois
February 6, 2002